I-many, Inc.

399 Thornall Street, 12th Floor

Edison, New Jersey 08837

February 5, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Barbara C. Jacobs, Assistant Director

Division of Corporation Finance

Re:	I-many, Inc.

Registration Statement on Form S-3

File No. 333-139126

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, I-many, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-139126) (the “Registration Statement”), so that it may become effective at 5:00 p.m. Eastern time on February 5, 2007, or as soon as practicable thereafter.

The Company hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Remainder of Page Intentionally Blank]

Securities and Exchange Commission

February 5, 2007

Very truly yours,

I-MANY, INC.

By: /s/ Robert G. Schwartz, Jr.

        Name: Robert G. Schwartz, Jr.

        Title: Vice President and General Counsel